Contact

www.linkedin.com/in/
allisonvanhouten (LinkedIn)

Top Skills

Animal Health
Non-profit Board Leadership
Marketing Partnerships

Honors-Awards

Marketing Excellence Awards at Google (2011 - 2013)

Allison Van Houten

CMO @ Chia Network (Blockchain) | Board Director @ Pinwheel Kids' Phones & SF SPCA | Previously @ Epic! for Kids, Google, YouTube, Omada Health, Getaround & Martha Stewart
San Francisco Bay Area

Summary

WHO » I'm currently the CMO at Chia Network, empowering global financial access and ownership through the most secure, sustainable and compliant public blockchain. I'm a resilient GTM leader who makes it easy for millions of people to understand and adopt new products and categories, especially by crafting brand stories from awareness through retention.

WHAT » As a result, the global teams that I've quickly scaled have driven significant revenue growth, bolstered brand strength and established efficient operations at series B-D consumer tech and media companies (i.e. Epic! For Kids, acquired by BYJU'S for $500M; Getaround; Omada Health). I've also built brands and launched new products at publicly traded companies, including Google, YouTube and Martha Stewart. My education includes an MBA from The University of Michigan and a BS in Communication from Boston University.

AS A LEADER... » My philosophy is to empower growth with space, support, sentiment & structure. I enjoy hands-on building as much as coaching, along with driving change.

BEYOND » I'm equally energized by both work and what happens outside of it, which includes serving on the board of Pinwheel Smartphones for Kids & San Francisco SPCA, and being a founding member of Chief San Francisco and an AdWeek Executive Mentor. I enjoy spending time with my family and friends, learning Spanish, traveling to a new country each year and prioritizing mental and physical health.

NEXT » Looking forward to connecting! My board resume is also available upon request.

Experience

Chia Network
Chief Marketing Officer
May 2022 - Present (1 year 4 months)
San Francisco Bay Area

· Secure, compliant and sustainable enterprise blockchain software (SaaS) used by the World Bank and IFC (chia.net)

· Leading Growth (B2B & Developers; SEO & Paid), Comms (PR, Policy, Social), Brand, Product Marketing, Creative & Community

Pinwheel Kids' & Teens' Phone
Board Director
July 2022 - Present (1 year 2 months)

Pinwheel offers quality smartphones for kids and teens that enable responsible and healthy usage, with software and app modes managed by parents. Visit pinwheel.com to learn more.

San Francisco SPCA
Board Director; Chair, Corporate Dev. Committee; Member, Finance & Dev. Committees
November 2021 - Present (1 year 10 months)
San Francisco, California, United States

Since 1868, the San Francisco SPCA has been advocating for animals. Today, we continue to transform how pet guardians and their furry friends access lifesaving care through a world-class veterinary hospital, adoption center, and community medicine programs. Learn more at sfspca.org.

Epic for Kids
Chief Marketing Officer
March 2020 - May 2022 (2 years 3 months)
Redwood City, California, United States

• Epic! for Kids (acquired by BYJU'S, $500M) inspires parents and teachers to unlock the potential of every child with the leading digital reading platform reaching 75 million kids globally.

• I led Epic's Marketing team, which grows and retains a base of millions of users while building a world-class brand. Since Feb. 2020, we've scaled the team from 11 to 33 people across User Acquisition (Organic, Paid, CRO), CRM / Engagement Marketing, Product Marketing, Public Relations, Brand,

Creative, Content Curation (Editorial), and Research (UX & Consumer Insights).

• In 2021, Epic re-branded and launched our first-ever multi-million dollar campaign, landed billions of earned media impressions (including a front page article in The Wall Street Journal), multiplied parent-to-kid book sharing through CRM efforts, and substantially increased CRO and SEO efficacy.

• These efforts helped double Epic's reach, increase aided awareness by 3X amongst U.S. parents of kids ages 3-12, and earn 97% agreement with Epic's desired brand attributes.

• I was also the executive sponsor of Epic's industry-leading kids' privacy efforts and diversity and inclusion initiatives.

Chief
Founding Member, San Francisco
September 2020 - September 2021 (1 year 1 month)
San Francisco, California, United States

Chief is a private network built to drive more women into positions of power and keep them there. Chief is the only organization specifically designed for senior women leaders to strengthen their leadership journey, cross-pollinate ideas across industries, and effect change from the top-down.

Getaround
Vice President, Marketing
June 2018 - March 2020 (1 year 10 months)
San Francisco, California

• Getaround is the leading global marketplace for instant carsharing with 5M+ users in 400+ cities.

• Led the global marketing team at Getaround—the world's leading instant carsharing marketplace—to grow the business from 100 to 300 cities and 1 to 7 countries and accelerate demand for the U.S. Uber partnership; Built Marketing team from 2 to 20 people

•Fueled Getaround's evolution from Silicon Valley startup to leading global consumer brand with a global brand re-launch and integrated campaign across 7 countries, 6 languages and 300 cities in less than one year; Increased aided

brand awareness by 5 pts. (+26%) across all U.S. Getaround markets in four months

• Drove significant press coverage of key milestones, including a $300M Series D round, the $300M acquisition of Drivy (the largest carsharing company in Europe), and a high-profile partnership with Jonathan Van Ness

• Invited to join The Wall Street Journal's CMO Network

Omada Health
3 years 3 months

Vice President, Marketing
January 2018 - May 2018 (5 months)
San Francisco, CA

• Omada Health has pioneered digital behavioral medicine: an innovative approach to tackling the growing epidemic of type 2 diabetes, heart disease, and obesity. Backed by investors including Andreessen Horowitz and Norwest Venture Partners, Omada was named one of Fast Company's "50 Most Innovative Companies in the World" in 2015 and 2017.

• Led a 15-person marketing team toward aggressive revenue and acquisition growth targets in a complex digital health environment

• Owned the success of key Omada P&L drivers — revenue and acquisition cost; Developed marketing strategy, annual objectives, deliverables, team development plans, and measurable success metrics, reported in real-time dashboards

Senior Director, Marketing
January 2017 - January 2018 (1 year 1 month)
San Francisco Bay Area

• Built and stabilized a 15-person team with seven verticals driving Omada Health's growth: demand gen (B2B), consumer acquisition (B2C), brand & creative, product marketing, marketing ops, research & analytics, and events

• Grew participant acquisition 14x while decreasing direct costs by 80% in 2.5 years ('15-'17); Led brand and creative development for hundreds of campaigns and assets targeted to consumers, enterprises, health plans and providers

• Consistently achieved high team management scores, outperforming company and industry engagement averages

Director, Growth Marketing
March 2015 - December 2016 (1 year 10 months)
San Francisco Bay Area

• Built a 10-person team in six months to drive participant growth, consisting of the marketing consulting, creative services, marketing operations, production and consumer research functions

• Exceeded aggressive revenue targets in a high-growth environment; Achieved 8x y/o/y enrollment growth

• Scaled and automated operations, process, attribution and analytics to forecast and quantify marketing impact

Google
Product Marketing Manager, Google Fiber (Brand, Advertising and Content Partnerships)
August 2013 - March 2015 (1 year 8 months)
Mountain View, CA

• Led consumer marketing launches for Google Fiber's expansion to Austin, Provo and 9 new cities; Drove positioning, brand identity, advertising, partnerships, social, digital, acquisitions and retail to achieve aggressive marketing goals

• Drove co-branded entertainment (HBO, Showtime, Disney), sports & gaming programs to increase subscriber acquisition

• Re-launched Google Fiber brand identity; Defined positioning strategy, segmentation and creative brief; Led agencies and a direct report to develop creative across the Fiber customer journey (advertising, brand, media, retail design)

• Designed new packaging and out-of-box experience concepts to improve the customer installation experience

YouTube
Product Marketing Manager, YouTube
February 2012 - July 2013 (1 year 6 months)
San Bruno, CA

• Shifted perception of the YouTube brand among Fortune 500 advertisers by launching YouTube Brandcast, Google's U.S. Upfront advertising event; Led content strategy, creative production, and on-stage talent deals to drive millions in revenue

• Conducted segmentation analysis, presenting recommendation of 120 target clients and agencies to senior management

• Commercialized 10+ research summaries from surveys and focus groups, positioning YouTube's audience, content and ad products to drive revenue from large advertisers and agencies.

Google

Sales Marketing Lead, Media & Entertainment
July 2011 - February 2012 (8 months)
San Francisco, CA

• Led YouTube positioning, sales strategy and collateral development targeted to Fortune 1000 TV, gaming and film clients; Drove millions in revenue, grew 39% QTD Y/Y and exceeded quota by 18%

SC Johnson

MBA Brand Management Intern, Glade Plug-Ins
May 2010 - August 2010 (4 months)
Racine, WI

• Developed Glade Plug-Ins® two-year growth strategy for U.S. Hispanic segment to drive sales at top accounts

Murika Ltd.

Consultant, Ross Multidisciplinary Action Project (M.A.P.)
March 2010 - April 2010 (2 months)
Kigali, Rwanda

• Developed distribution and microfinance strategies for solar-powered lantern company, enabling rural Rwandan consumers to access affordable lighting.

Martha Stewart Living Omnimedia

2 years 3 months

Digital Brand Manager
August 2008 - July 2009 (1 year)
New York, NY

• Developed strategy, positioning and sales materials for six digital brands and 50 digital products, including two new websites and a network of women’s lifestyle blogs, to drive advertising revenue.

Integrated Marketing Manager (Product/B2B)

March 2008 - August 2008 (6 months)

New York, NY

• Brainstormed and executed cross-platform sales programs across Martha Stewart Living Omnimedia's suite of media assets (Online, Print, Television, Satellite Radio) for high-profile clients in the CPG, Home and Pets categories

Digital Marketing Associate

May 2007 - March 2008 (11 months)

New York, NY

• Drove revenue by developing custom digital advertising solutions for 45 high-profile clients

McCann

Assistant Account Executive, MasterCard

June 2006 - May 2007 (1 year)

New York, NY

• Managed client/agency relationships, billing, and competitive analysis for over 20 U.S. and global (Canada, Latin America, and the Caribbean) television, print and radio MasterCard ads, ensuring timely execution of the “priceless” campaign.

Education

University of Michigan - Stephen M. Ross School of Business

MBA, Marketing and Strategy

Boston University

Bachelor of Science (Magna cum Laude), Communication and Advertising